Filed Pursuant to Rule 433

Registration No. 333-138712

November 15, 2006

DreamWorks Animation SKG Announces

Filing of Registration Statement

Glendale, California—November 15, 2006—DreamWorks Animation SKG, Inc. (NYSE: DWA) announced today that it has filed a shelf registration statement with the Securities and Exchange Commission for the follow-on secondary offering triggered by an entity controlled by Paul Allen. The registration statement covers up to $330 million of shares of Class A common stock to be sold by affiliates of Paul Allen, Lee Entertainment L.L.C. and Viacom Inc. (or on their behalf). The offering will result in the allocation of shares in the partnership established at the time of the Company’s initial public offering among entities controlled by Paul Allen, Jeffrey Katzenberg, David Geffen, Steven Spielberg and others. None of the Company, Steven Spielberg, Jeffrey Katzenberg or David Geffen will be selling any shares in the offering, and the Company will not receive any proceeds from the offering. The timing and consummation of the offering is subject to market conditions and other customary factors. For a complete description of the partnership arrangement, please see the Company’s 2006 Proxy Statement, which was filed with the Securities and Exchange Commission on April 11, 2006.

The Company also announced that its latest CG animated film, Flushed Away, which had its domestic theatrical release on November 3, 2006, has grossed approximately $40 million in domestic box office receipts through November 12th. The film has been released in several small foreign theatrical markets and is scheduled for release in France on November 29, 2006, in the United Kingdom on December 1, 2006 and subsequently in other foreign markets. The Company has capitalized approximately $142.9 million in film inventory costs associated with the film (which amount does not include potential contingent compensation and residual payments for the film). The Company stated that based on the domestic box office receipts to date and the historical correlation between domestic box office results for a film and that film’s ultimate revenues, the Company currently anticipates that it will be required to record a write-down of film inventory for Flushed Away in the quarter ending December 31, 2006. The Company is currently unable to predict the ultimate amount of such write-down, which could be material, as it will depend upon a variety of factors, including domestic and international theatrical results, revenues related to worldwide free and pay television, worldwide home video sales, as well as distribution and marketing costs in the theatrical and home video markets (which costs are expected to be significant).

Over the Hedge was released on October 17, 2006 into the home video market. The title, which has been released in the domestic market and a few international territories, has performed consistently with the Company’s general expectations in the early weeks of initial home video release. Over the Hedge will be released in the remaining international territories, including several of the most significant ones, over the next couple of months. The home video performance of the title will depend on a number of factors including increased competition from new family home video titles as the holiday season approaches.

The Company has filed a registration statement (File No. 333-138712) (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any prospectus supplement for this offering and other documents the Company has filed with the Securities and Exchange Commission for more complete information about the Company and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s website at www.sec.gov or by visiting the Company website at http://www.dreamworksanimation.com/dwa/opencms/company/investor_relations/secfilings.jsp. Alternatively, you may request mailed copies of the prospectus and the related preliminary prospectus supplement by contacting the Company directly via email at ir@dreamworksanimation.com or by calling 818-695-3900 (collect).

About DreamWorks Animation SKG

DreamWorks Animation is principally devoted to developing and producing computer generated, or CG, animated feature films. The Company has theatrically released a total of 13 animated feature films, including Antz, Shrek, Shrek 2, Shark Tale, Madagascar, Wallace & Gromit: The Curse of the Were-Rabbit, Over the Hedge and Flushed Away.

CONTACTS:

Investors:	Media:

Rich Sullivan DreamWorks Animation Investor Relations (818) 695-3900 ir@dreamworksanimation.com	Bob Feldman DreamWorks Animation Corporate Communications (818) 695-6677 befeldman@dreamworksanimation.com

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company’s plans, prospects, strategies, proposals and our beliefs and expectations concerning performance of our current and future releases and anticipated talent, directors and storyline for our upcoming films and other projects, constitute forward-looking statements, as does the statement concerning the potential write-down for Flushed Away. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological and/or regulatory factors, and other risks and uncertainties affecting the operation of the business of DreamWorks Animation SKG, Inc. These risks and uncertainties include: audience acceptance of our films, our dependence on the success of a limited number of releases each year, the transition to a new distribution and servicing partner, the increasing cost of producing and marketing feature films, piracy of motion pictures, the effect of rapid technological change or alternative forms of entertainment and our need to protect our proprietary technology and enhance or develop new technology. For a further list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and our most recent quarterly reports on Form 10-Q. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.